RUSKIN MOSCOU FALTISCHEK P.C.
1425 Reckson Plaza, East Tower
Uniondale, NY  11556

Writer’s Direct Dial:  (516) 663-6546
Writer’s Direct Fax:   (516) 663-6746
Writer’s E-Mail:        ssieger@rmfpc.com

October 19, 2006

Michael McTiernan, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:          GTJ REIT, Inc. Form S-11 Amendment No. 1 to Registration Statement  on  Form S-4

Filing dated July 28, 2006 File #333-136110

Dear Mr. McTiernan:

This letter is in response to the letter (the “SEC Letter”) dated August 24, 2006 from the Securities and Exchange Commission concerning the above referenced filing.  Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

1.  Comment.  Given that the purpose of this offering is to register the issuance of shares in connection with the mergers between you and the Bus Companies, please file your next amendment to this registration statement on Form S-4. Also, please revise the registration statement to include all the applicable disclosures required by Form S-4.

We have filed Amendment No. 1 to Registration Statement on Form S-11 on Form S-4 and have revised the Registration Statement to include the applicable disclosures required by Form S-4.

2.  Comment.  Please advise us whether you are registering this offering in accordance with Rule 145 of the Securities Act. If so, please revise the prospectus to include a discussion of the vote that will be required on the reorganization, This discussion should include, but not be limited to, whether you already have the votes necessary to approve the merger. We note your disclosure that substantially all the votes by the shareholders of the Bus Companies are subject to a voting agreement.

The offering is being made in accordance with Rule 145 of the General Rules and Regulations under the Securities Act and the proxy statement/prospectus has been revised to include a discussion of the vote that will be required on the reorganization, including the current status of any committed votes, of which there are none.  The shares owned of record by the voting trustee will not be voted by the voting trustee in connection with any of the voting on the reorganization, but proxies will be accepted from holders of voting trust certificates, as the Registration Statement discloses. See pages 2, 3 and 5.

3.  Comment.  On page 116, you state that your “board of directors, in its sole discretion, may determine to offer to repurchase shares of [your] common stock from time to time,” Please be advised that you are responsible for analyzing the applicability of the tender offer rules for any repurchase of your common stack and for determining the availability of any exemption under Rule 1 3e-4 and Regulation l4E. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether a repurchase is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

We are advised as to the various legal requirements relating to any possible repurchase of shares of the Registrant by it.  At the present time the Registrant has no definite plans in this regard.

4.  Comment.  When real estate properties leased to a single tenant on a long term basis represent a significant portion of the registrant’s assets, as is the case with your lease agreements with the City of New York, the staff believes the audited financial statements of that significant tenant for the periods specified by Rule 3-01 and 3-02 of Regulation S-X as well as summarized unaudited financial data for the most recent interim period on a comparative basis for that tenant should be included in the filing to allow an investor to assess the credit concentration, Please tell us what consideration you gave to the inclusion of this information in the filing.

We took notice of the unique status of New York City and did not believe its financial statements would provide material information on the issue. In accordance with our discussion with the staff, given the fact that the financial statements of New York City are many hundreds of pages and not necessarily informative on the issue of credit worthiness, we have substituted the credit ratings of New York City by the three major bond rating agencies, Standard & Poors, Moody’s and Fitch.

5.  Comment.  You state that you have been advised by Ryan Beck & Co. as to the relative valuation of each of the Bus Companies. In addition, you refer to valuations performed by Empire Valuation Consultants, LLC and Cushman & Wakefield, Inc. Please file as exhibits the written consents for each of these companies. The consents should expressly consent to the use of the valuations in this registration statement. Please refer to Section 436 of Regulation C. Also, please file a copy of the valuations as an Exhibit.

We have filed the appraisals of Cushman and Wakefield Inc. (7) and of Empire Valuation Consultants, LLC as exhibits to the Registration Statement and have filed the consents of such persons.

 6.  Comment.  Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

There are no graphics, maps, photographs or related art work which will be used in the proxy statement/prospectus.

7.  Comment.  Please revise to highlight the cross-reference to your Risk Factor section, Refer to Item 501(b)(3).

We have highlighted the cross reference to Risk Factors on the cover page of the proxy statement/prospectus.

 8.  Comment.  Please provide us support for your calculation that if the income were fully distributed the combined tax rate would by 60-70%.

We have changed the range to 53-59%.  Support for the calculation of income taxes on present earnings and distributions is annexed hereto as Attachment A.

 9.  Comment.  Throughout the prospectus you refer to “properties” and “parcels.” Please revise to clarify the distinction. For example, on page 20, you state that the Bus Companies own a total of seven parcels of real property, however, you only list six Real Property Corporations, Similarly, on page 42 you state you own six parcels, but then describe eight parcels (including two held by GTJ).

The proxy statement/prospectus has been revised to use the word “properties” to relate to all of the real property at a given address.  If a real property consists of two or more parcels, the term “parcels” has been used in respect of such real property.

10.  Comment.  Please revise the chart to note the ownership interest of GTJ REIT, Inc. and GTJ Co. Inc in the various entities.

The chart relating to the post reorganization structure of the Registrant has been revised to add significant additional detail and to note the ownership interests of each entity owned by it.  See pages 13 and 14.

11.  Comment.  On page 43, you note that GTJ Co., Inc. owns two properties. In the organizational chart it appears that the two properties will be transferred to a Real Property Corporation. If so, please include disclosure describing how these properties were transferred.

In a portion of the chart, real properties owned by specific entities are shown as being placed in limited liability company subsidiaries.  This would be accomplished after the reorganization by the formation of a limited liability company subsidiary and the contribution of the real property to it.  In particular and in the case of GTJ Co., Inc., three real properties are owned, two of which are rented and one of which is not rentable (a tiny parcel).  In that case, the chart indicates that three limited liability companies will be formed and the real property contributed as set forth above.

12.  Comment.  You state that you are “subject to various risks, including those described below.” Please revise this disclosure to clarify that you have disclosed all material risks.

We have revised the Risk Factor disclosure to make reference to all material risks we know of at this time.  See page 16.

13.  Comment.  We note that a number of your risk factors appear to be generic to all public companies For instance, refer to the risk factor under the subheading The absence of arm’s length bargaining may mean that our agreements that may not be as favorable to you as a stockholder as they otherwise would have been. Please revise to ensure that each risk factor describes the specific risks to your company.

We have removed those Risk Factors which may be considered generic as opposed to specific to this transaction.

14.  Comment.  Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Most of your risk factors merely state a fact. For example, refer to the risk factor subheading We have adopted a Stockholder Rights Plan.  Please revise so that your subheadings highlight the specific risk that results from the stated fact.

We have revised the headings of Risk Factors, where necessary, to specifically describe the risk rather than simply to introduce the subject of the risk.

15.  Comment.  On page 22, you note that you will make a distribution of $62,000,000 consisting of a combination of stock and cash.  Please revise to add a risk factor here and in the summary noting that shareholders will have to pay taxes on the stock they receive and may not be able to sell the stock in order to cover the tax liability.

We have added disclosure in Risk Factors and in the Summary to indicate that the earnings and profits distribution will be taxable to stockholders of the Registrant.  See pages 10 and 21.

16.  Comment.  Please provide more detailed disclosure so as to disclose which officers and directors have conflicts and the extent of the conflicts.

Risk Factors relating to conflicts of interest have been removed on the basis that they are generic and not specific to this transaction.

17.  Comment.  Please disclose that you may use debt or securities offering proceeds to pay distributions.

We have added disclosure indicating the source of funds to pay distributions.  See page 32.

18.  Comment.  You state that the “bus businesses of the Bus Companies were acquired by New York City in late 2005 and early 2006, leaving the Bus Companies with a portfolio of real property.” Please revise to note the consideration you received for the bus businesses. Also, please revise to explain why in your pro forma condensed consolidated balance sheet as of March 31, 2006 you are still disclosing assets from discontinued operations. This discussion should include but not be limited to whether you have received the proceeds from the sale of the bus business.

The consideration for the purchase of the bus assets of the Bus Companies is included in the Registration Statement.  See page 29.  The stated purchase price was paid in full.  All of the assets of the Bus Companies (other than related to real property) including cash, receivables, non-real estate assets and other assets, have been classified as “discontinued assets”.  Disclosure has been included concerning these items in the notes to the bus companies’ financial statements.  See page 30.

19.  Comment.  On page 20, you state that “upon the conclusion of certain litigations, New York City may pay up to $500,000 to the Bus Companies. Please revise this section to describe the litigation and to note your basis for the assertion that New York City may pay up to $500,000 to the Bus Companies. Your disclosure should include, but not be limited to, the effect the litigation could have on the sale of the bus operations to New York City, whether you have entered into a settlement with New York City regarding the litigation, and how you estimated the payment of $500,000.

Disclosure has been included explaining the potential payment to the Bus Companies of a total of $500,000.  The same does not relate to any litigation to which any of the Bus Companies is a party, but rather to a litigation between certain former employees and New York City, and payments are to be made as indicated in the Registration Statement contingent upon settlements that may be entered into between New York City and the plaintiffs. See page 29.

20.  Comment.  You state that you propose to make a distribution of $62,000,000 including $20,000,000 of cash. Please revise to note the source of the funds for the $20,000,000 cash payment.

The Registration Statement has been revised to indicate the source of funding for the cash portion of the earnings and profits distribution.  See page 32.

21.  Comment.  On the top of page 25, you state that “[g]iven that the Bus Companies sold their bus businesses to New York City, the bus businesses no longer have a value as a going concern.” Please revise to clarify the statement that the bus businesses no longer have a value as a going concern.

Clarification has been added concerning the value of the Bus Companies’ bus business.  It indicates that the business does not have a going concern value in that it is no longer owned by the Bus Companies. The discontinued assets were however, considered. See page 30.

22.  Comment.  Please clarify to us how you determined that the reorganization should be accounted for as a combination of entities under common control. Refer to EITF 02-5.  Your response should show the ownership of each of the combining entities separately showing the controlling interests and the affiliation of the controlling parties. To the extent that the common control is based on voting trust agreements, please describe the terms of those agreements, for example arc they irrevocable, and the date they were entered into. To the extent that there are non controlling interests, clarify to us why the minority interests were not recorded at fair value based on the guidance of FTB 85-5.

There are a group of shareholders who commonly own more than 50% of each of the Green Bus Lines, Inc., Triboro Coach Corporation, and Jamaica Central Railways, Inc.  The Such persons own 52.7% of Green Bus Lines, Inc., 54.4% of Triboro Coach Corporation, and 62.5% of Jamaica Central Railways, Inc.  Further, Green Bus Lines, Inc. and Triboro Coach together own 80% of Command Bus Company and GTJ, Inc., and Jamaica Central Railways, Inc. owns 20% of Command Bus Company and GTJ, Inc.  See revised disclosure on page 41.

23.  Comment.  To the extent that the above comment results in the conclusion that reorganization accounting is not appropriate, tell us how the merger will be accounted for under SPAS 141 with particular focus on the guidance in paragraph 19 of SPAS 141.

Accounting treatment is proper as there are “entities under common control.”

24.  Comment.  Clarify to us the basis for not including the financial statements of the Registrant, GTJ REIT Inc., as required by Rules 3-01 and 3-02 of Regulation S-X.

Financial statements of GTJ REIT, Inc. have been prepared since the date of incorporation, June 23, 2006 and are included in the Registration Statement.  Please see page F-1.

25.  Comment.  Clarify why the pro forma financial statements report only one scenario; that being that all entities participate in the merger transaction. Refer to Rule 11-02(b)(8) of Regulation S-X.

Under the terms of the proposed reorganization, all entities must participate in the merger transaction.  If all entities do not participate, the reorganization will not be effected.

26.  Comment.  You state that the Wortman Property is primarily leased to Varsity Transit, Inc. as a bus depot. Please revise to note how the remainder of the property is utilized.

The disclosure has been revised to indicate the occupancy of the Wortman property in addition to the space leased to Varsity Transit Inc.  See page 53.

27.  Comment.  You state that as of June 30, 2006, there was a mortgage on the GTJ real property for $2,500,000, under which $ 1,666,200 is outstanding “with interest at the prime lending rate of the mortgage.” Please revise to state the prime lending rate of the mortgage.

The disclosure has been revised to indicate the interest rate on the $2,500,000 mortgage.  See page 54.

28.  Comment.  We note that in a number of instances you state that soil and groundwater contamination remains at your properties.  Please revise to note whether you are responsible for cleaning up the remaining contamination and the potential cost of that clean-up.

The disclosure has been revised to indicate the continuing liabilities of the Company for environmental conditions and the potential cost of clean up. See pages 55 and 56.

29.  Comment.  In the first paragraph on page 46, you state that the “tenants of the Bus Companies’ real properties are responsible for environmental conditions which occur during their tenancies,” Please revise to note the basis of this assertion.

The disclosure has been revised to indicate the basis for the statement that the tenants are responsible for environmental conditions which occurred during their tenancies, and indicates that the basis for same are their respective leases.  See page 56.

30.  Comment.  On page 87, you state that GTJ Co., Inc. consists of the following subsidiaries:       Transit Varsity Transit, Inc., Varsity Coach, Inc., Varsity Charter Corp., The Bus Depot, Inc., Satellite Transportation of New York Corp., MetroClean Express Corp. (“MetroClean”) MetroClean Express of New Jersey, Inc., Shelter Express Corp. (“Shelter”), Shelter Electric Maintenance Corp., ShelterCLEAN, Inc., ShelterCLEAN of Colorado, Inc.,

 Transit Facility Management Corp., Transit Facility Claims Corp., Transit Alliance Insurance Co. Ltd., A Limited Sticky Situation, Just Another Limited Sticky Situation, The Third Limited Sticky Situation Corp., The Fourth Limited Sticky Situation Corp. and A Very Limited Sticky Situation. Please revise this section to provide a brief description of each subsidiary.

This comment has been addressed on page 98.

31.  Comment.  You state that Shelter Express is currently negotiating with Cemusa to provide operating services for the removal of existing CBS Outdoor bus shelters and other shelters.  Please revise to note the status of those negotiations and to note what will happen to the Shelter Express business if Shelter Express is not selected to provide the operating services for Cemusa.

The disclosure has been revised to indicate the new agreement with Cemusa, a proposed agreement with Cemusa and the consequences of not entering into the proposed agreement.  See page 57.

32.  Comment.  You state that you are currently negotiating a proposed $80 million  revolving line of credit with a financial institution.  Please disclose the current status of these negotiations including whether a term sheet has been executed.

We have disclosed the current status of negotiations concerning the line of credit.  See page 60 and 95.

33.  Comment.  On page 11, you stare that “[u]nder existing tax law, we would be taxed at the corporate level if, within 10 years after the Reorganization we sell any real property acquired in the Reorganization. For that reason, we presently intend to hold such real property for at least 10 years.” Please revise this section to note that you intend to hold your real property for 10 years and to note how this time framed was selected.

We have revised the indicated section to indicate the ten year holding period that had been referenced and the reasons for the same.  See page 21.

34.  Comment.  Please revise to provide a separate section discussing the liquidity and capital resources of GTJ REIT, Inc. This discussion should include, but not be limited to, identifying and describing the internal and external sources of liquidity and a description of any known material trends, favorable or unfavorable, in GTJ REIT, Inc.’s capital resources. Refer to Item 303 of Regulation S-K.

The discussion concerning the financial resources and requirements of the Registrant, which had been in the Registration Statement, has been reorganized to clearly delineate the same as being those related to the Registrant and have been revised. See pages 95 and 96.

35.  Comment.  You state that “[d]escriptions of all documents incorporated by reference herein or included as exhibits hereto are qualified in their entirety by reference to the full text of such documents so incorporated or included.” Please revise to note that the material terms of all such documents were discussed in the prospectus.

The above language has been removed, as it is not applicable to the Management Discussion section.  See page 71.

36.  Comment.  Please briefly describe any current environmental claims or remediation actions.

Please see revised disclosure on Page 96 and 97.

37.  Comment.  We note that for leases that include renewal options with rental terms that are lower than those in the primary term are excluded from the calculation of straight line rents if they arc not considered bargain renewal options. Please clarify the basis for this accounting policy and why the renewal periods that are lower than the initial lease term would not be reasonably assured of renewal.

We have indicated in discussion with the staff that the Bus Company leases do not have renewals at rentals that are lower than the initial rent under the leases.

38.  Comment.  Please revise to note whether you have employment agreements with your executive officers. If you do, please revise to note the material terms of the agreements and file copies of the agreements as exhibits.

There are no employment agreements with executive officers of the Registrant and the Registration Statement so notes.  See page 102.

39.  Comment.  In light of the fact that all of the entities that will be merged into GTJ REIT, Inc. are entities under common control and the fact that GTJ REIT, Inc. is a newly-created entity formed solely in order to effect the proposed merger, we believe that the aggregate compensation paid to each of the executive officers by the Bus Companies should be presented in a compensation table. Refer to Item 19(a)(7) of Form S-4.

Compensation of the executive officers of the Bus Companies has been presented in a compensation table.  See page 103.

40.  Comment.  Please include footnote nine.

The reference to footnote 9 has been corrected to footnote 8.  See page 106.

41.  Comment.  Please include a description of the tax opinions provided by counsel, including the REIT qualification opinion.

A description of tax opinions rendered by Herrick, Feinstein LLP has been included.  See page 123 and 124.

42.  Comment.  You state that you must satisfy two gross income tests annually to qualify and maintain your qualification as a REIT. The first test is that at least 75% of your gross income, for each taxable year, must consist of income that you derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income Please provide us with an analysis of how you will meet the 75% gross income test in light of the income generated form your outdoor maintenance businesses and paratransit business.

Annexed hereto as Attachment B is an analysis indicating the income sources anticipated during 2007 for the Registrant and its subsidiaries, in relation to the REIT test involving sources of 75% or more of gross income.

43.  Comment.  Please provide an analysis of the percentage of your assets that will consist of securities in your TRS as of the consummation of the merger. Please consider adding a risk factor relating to the potential need to spin-off the TRS and the resultant costs and impact on your operations.

Annexed hereto as Attachment C is an analysis of the assets of the REIT and the assets relating to the TRSs.  We have added a Risk Factor concerning the possible need to spin off the TRSs and result in cost and impact on the operations of the Registrant.  See page 16.

44.  Comment.  On page F-10, you state that the “Company and its affiliated transit bus operators are prosecuting an action commenced on September 24, 2003, by service of a complaint of the City of New York. The action is based on a violation of their civil rights pursuant to Section 1983 of the Civil Rights Law of 1871, claiming that the City has conspired to put the Companies out of business in order to avoid paying compensation for its condemnation rights.” In this section, you state that ‘The Bus Companies are not currently involved in any material litigation, nor to their knowledge, is any material litigation threatened against them.” Please advise us why the action against the City of New York was not disclosed in this section.

This action was resolved by summary judgment in favor of the defendant.  The plaintiffs’ appeal was withdrawn in early 2006.

45.  Comment.  We note that in connection with your sale of assets to New York City, the City leased certain depots and facilities from you. Please disclose whether the terms of those leases are consistent with current market rates.

Language has been added to Page F-21 stating that the terms of the leases are consistent with current market rates.

46.  Comment.  We note from your disclosure that the sale of the bus operations to New York City closed January 9, 2006.  Please disclose in the notes to the financial statements as a calculation of the gain on the sale, including the book value of the assets sold.  Please tell us whether or not the proceeds of the sale were received on that date, and if all the assets and liabilities of the bus operations sold were removed from the balance sheet at that date.  If so, please tell us where the cash proceeds are recorded in the statement of cash flows for the quarter ended March 31, 2006 and why assets and liabilities of a discontinued operation continue to be reported in the balance sheet as of March 31, 2006.  If the disposition has not been fully reflected in the financial statements, please explain why.

See page F-30 for additional disclosure of the calculation and the status of whether or not the proceeds of the sale were received and the status of all remaining assets and liabilities of the bus operations.  The statement of cash flows has been revised to reflect proceeds from the sale of discontinued operations and is included as cash provided by investing activities.  The disposition has been fully reflected in the financial statements.

47.  Comment.  We note that in connection with your sale of assets to New York City, the City leased certain depots and facilities from you.  Please disclose whether the terms of those leases are consistent with current market rates.

Language has been added to Page F-53 stating that the terms of the leases are consistent with current market rates.

48.  Comment.  We note from your disclosure that the sale of the bus operations to New York City closed February 20, 2006.  Please disclose in the notes to the financial statements as a calculation of the gain on the sale, including the book value of the assets sold.  Please tell us whether or not the proceeds of the sale were received on that date, and if all the assets and liabilities of the bus operations sold were removed from the balance sheet at that date.  If so, please tell us where the cash proceeds are recorded in the statement of cash flows for the quarter ended March 31, 2006 and why assets and liabilities of a discontinued operation continue to be reported in the balance sheet as of March 31, 2006.  If the disposition has not been fully reflected in the financial statements, please explain why.

See page F-62 for additional disclosure of the calculation and the status of whether or not the proceeds of the sale were received and the status of all remaining assets and liabilities of the bus operations.  The statement of cash flows has been revised to reflect proceeds from the sale of discontinued operations and is included as cash provided by investing activities.  The disposition has been fully reflected in the financial statements.

49.  Comment.  We note that in connection with your sale of assets to New York City, the City leased certain depots and facilities from you.  Please disclose whether the terms of those leases are consistent with current market rates.

Language has been added to Page F-82 stating that the terms of the leases are consistent with current market rates.

50.  Comment.  We note from your disclosure that the sale of the bus operations to New York City closed January 30, 2006.  Please disclose in the notes to the financial statements as a calculation of the gain on the sale, including the book value of the assets sold.  Please tell us whether or not the proceeds of the sale were received on that date, and if all the assets and liabilities of the bus operations sold were removed from the balance sheet at that date.  If so, please tell us where the cash proceeds are recorded in the statement of cash flows for the quarter ended March 31, 2006 and why assets and liabilities of a discontinued operation continue to be reported in the balance sheet as of March 31, 2006.  If the disposition has not been fully reflected in the financial statements, please explain why.

See page F-91 for additional disclosure of the calculation and the status of whether or not the proceeds of the sale were received and the status of all remaining assets and liabilities of the bus operations.  The statement of cash flows has been revised to reflect proceeds from the sale of discontinued operations and is included as cash provided by investing activities.  The disposition has been fully reflected in the financial statements.

51.  Comment.  We note the following disclaimer by Ryan Beck & Co. “[w]ith respect to any financial forecast furnished to us by management, we have assumed that it has been reasonably prepared and reflects the best current estimates and judgments of management as to future financial performance. We assume no responsibility for, and express no view as to, financial projections or the assumptions upon which they are based,” However, the prospectus does not disclose that management provided financial projections in connection with the fairness opinion. Please advise.

The disclaimer of Ryan Beck & Co. is of a formal nature.  No financial forecasts were furnished to Ryan Beck & Co. in connection with its work.

52.  Comment.  Please revise your undertakings section to include the undertakings required by Item 512(g) of Regulation S-K.

The undertakings have been revised in accordance with this item.  See page II-5.

53.  Comment.  Please file a tax opinion regarding the taxability of the merger and your ability to qualify as a REIT. In addition, please file the proper consents for the use of these opinions and reflect the opinions in the “Legal Matters” section on page 135.

We have filed a form of tax opinion relating to the mergers and a form of tax opinion relating to the REIT status of the Registrant.  See Exhibit 8.1.  We have been advised that the opinions will be signed in conjunction with the effectiveness of the Registration Statement, which opinions contain the consent of Herrick Feinstein LLP.  Disclosure about the  opinions has been included in Legal Matters.  See page 149.

54.  Comment.  Please file all opinions with your next amendment or provide us with drafts. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

In addition to the tax opinions referred to in comment 53, we have filed the opinion of this firm concerning the common stock referred to in the Registration Statement.  See Exhibit 5.1.

Very truly yours,

/s/ Stuart M. Sieger
STUART M. SIEGER
For the Firm

SMS:fb

cc:                                 Jerome Cooper
Paul Cooper
Douglas Cooper
Adam Silvers
Michael Schnipper

ATTACHMENT A

Income Taxes on C Corporation
Earnings and Dividends

Assume that the corporation has net income from leases and other sources of $100.  The corporate income tax rate, including federal, state, and city, would be approximately 45%.  That would leave the corporation $55 of income to distribute to shareholders.  The individual income tax rates on dividends, including federal, state, and city, range from 15% to 25%.  An individual shareholder whose tax rate is 15% would pay tax of about $8 on $55 of income, leaving $47 of cash out of the original $100 of earnings, which corresponds to a combined tax rate of 53%.  An individual shareholder whose rate is 25% would pay tax of about $14 on $55 of income, leaving $41 of cash out of the original $100 of earnings, which corresponds to a combined tax rate of 59%.  Thus the range of the combined tax would be 53-59%.

ATTACHMENT B

REIT Income Analysis

Estimated 2007 net income from rent qualifying for 75% gross income test:	$9.4 million
Estimated other 2007 income:	de minimis
Estimated 2007 income of Shelter Express and subsidiaries:	de minimis or
a loss
Maximum possible 2007 dividend income from Shelter Express:	$0

ATTACHMENT C

REIT Asset Analysis

Total gross fair market value of real estate, per Cushman & Wakefield appraisals:  $153,395,000

Value of operating businesses, per Empire Valuation Consultants, Inc. study: $5,800,000

Percentage of total assets represented by TRS securities:  3.6%   (maximum permissible percentage:  20 percent)